FOR IMMEDIATE RELEASE

Thursday, September 27, 2007

(No.2007-09 #26)

U.S. COAST GUARD APPROVES CARMANAH’S M704-5 SOLAR LED

MARINE LANTERN FOR AIDS TO NAVIGATION

VICTORIA, BRITISH COLUMBIA, CANADA – Thursday, September 27, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce that its top-of-the-line M704-5 marine lantern has received official US Coast Guard (USCG) approval for federal aids to navigation.

The high-intensity M704-5 marine lantern joins Carmanah's other USCG-approved products — the M701, M702, and M702-5 lanterns — all of which have been successfully used on low-light-intensity coast guard aids to navigation since the late 1990s.

The M704-5 High-Intensity Marine Lantern

Carmanah's new M704-5 self-contained solar LED lantern combines four nautical miles of visibility with oversized solar modules and a heavy-duty battery for increased energy collection and storage.  An enhanced proprietary LED optic produces unparalleled light uniformity and wide vertical divergence for increased visibility and range under all weather conditions.  Rated for four nautical miles of visibility, the compact M704-5 lantern produces up to 90 candelas of light output (cyan). The M704-5 also offers more than 200 flash patterns, optional infrared user programmability, and battery packs that can last up to five years before replacement.

According to Mimi Drabit, Carmanah's Coast Guard Liaison, the M704-5 lantern's small size, low-maintenance design and impressive output makes it the ideal choice for all types of aids-to-navigation and hazard marking applications requiring up to 4 nautical miles of visibility. "Carmanah's self-contained solar LED marine lighting has become the industry benchmark; through thousands of installations worldwide, it has proven itself to be durable, reliable and economical.  We're proud that our new M704-5 lantern has now been officially added to the list of products that are USCG-approved for aids to navigation.”

Carmanah’s solar LED marine lights are installed in more than 110 countries around the world, including high profile locations such as the New York Harbour (USA), Victoria Harbour (Hong Kong), the Port of London (England), the Port of Rotterdam (Holland), the Suez Canal (Egypt) and Sydney Harbour (Australia).  For more information about the M704-5 and Carmanah’s full line of solar LED marine lighting products, visit http://www.solarmarinelights.com.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.  From its global headquarters in Victoria, British Columbia, Canada, Carmanah oversees a network of branch offices and sales representatives across Canada, the United States and the United Kingdom.

Carmanah is a publicly traded company, with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, visit www.carmanah.com.

Carmanah Technologies Corporation

“Roland Sartorius”

Roland Sartorius, Chief Financial Officer

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com